July 6, 2018

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, Inc.
Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed July 2, 2018
File No. 333-224267

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated July 5, 2018, relating to the above-captioned Registration Statement. For your convenience, we have restated the Staff’s comments and have provided our responses below such comments.

Exhibit 5.1

1.	We note that this exhibit refers to stock that will be sold in a resale transaction; however, your prospectus does not describe a resale offering. Please file an opinion that addresses the offering registered and the prospectus included in your registration statement.

We have revised the first paragraph of the exhibit accordingly.

2.	We note the first sentence of the second paragraph. Your legality opinion may not limit the universe of documents considered in rendering the opinion. Please file an opinion that does not contain such limitations.

We have revised the first sentence of the second paragraph of the exhibit accordingly.

3.	Given that the registration statement registers the offering of common stock, please tell us the purpose of the fifth paragraph. It is unclear why it is appropriate to render an opinion on a common stock offering “subject to” the items noted in this paragraph.

We have revised the exhibit by deleting this paragraph.

4.	Your legality opinion may not limit who can rely on the opinion. Please file an opinion without the limitation found in the first sentence of the second page.

We have revised the exhibit to delete such limitation.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer